SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: November 2014	Commission File Number: 1-8481

BCE Inc.
(Translation of Registrant’s name into English)

1, Carrefour Alexander-Graham-Bell, Verdun, Québec H3E 3B3, (514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __________	Form 40-F ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __________	No ____X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Only the BCE Inc. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ended September 30, 2014 and the BCE Inc. unaudited consolidated interim financial statements for the quarter ended September 30, 2014, included in the BCE Inc. 2014 Third Quarter Shareholder Report furnished with this Form 6-K as Exhibit 99.1, the Bell Canada Unaudited Selected Summary Financial Information for the quarter ended September 30, 2014 furnished with this Form 6-K as Exhibit 99.5, and the Exhibit to 2014 Third Quarter Financial Statements – Earnings Coverage furnished with this Form 6-K as Exhibit 99.6 are incorporated by reference in the registration statements filed by BCE Inc. with the Securities and Exchange Commission on Form F-3 (Registration Statement No. 333-12130), Form S-8 (Registration Statement No. 333-12780), Form S-8 (Registration Statement No. 333-12802), Form F-10 (Registration Statement No. 333-188525) and Form F-8 (Registration Statement No. 333-198160). Except for the foregoing, no other document or portion of document furnished with this Form 6-K is incorporated by reference in BCE Inc.’s registration statements. Notwithstanding any reference to BCE Inc.’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s site or any other site on the World Wide Web referred to in BCE Inc.’s site is not a part of this Form 6-K and, therefore, is not furnished to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc. (signed) Siim A. Vanaselja
Siim A. Vanaselja Executive Vice-President and Chief Financial Officer November 6, 2014

EXHIBIT INDEX

99.1  BCE Inc. 2014 Third Quarter Shareholder Report

99.2  Supplementary Financial Information – Third Quarter 2014

99.3  CEO/CFO Certifications

99.4  News Release

99.5  Bell Canada Unaudited Selected Summary Financial Information

99.6  Exhibit to 2014 Third Quarter Financial Statements – Earnings Coverage